ChampionsGate Acquisition Corporation

December 30, 2024

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ChampionsGate Acquisition Corporation

Registration Statement on Form S-1

Filed December 9, 2024

File No. 333-283689

Dear SEC Officers:

We hereby provide a response to the comments issued in a letter dated December 20, 2024 (the “Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing the revised Amendment No. 1 to the Registration Statement on Form S-1 via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Registration Statement on Form S-1 filed December 9, 2024

Conflicts of Interest, page 33

1.	We note your response to prior comment 5 and reissue. Please further revise to describe conflicts of interest that may arise in the event that you seek to complete your initial business combination with a company that is affiliated with your officers, directors, insiders, or their affiliates, as referenced on page 13. See Item 1602(b)(7) of Regulation S-K.

Response: In response to the Staff’s Comment, we have revised the disclosure on pages 34 and 127 of the Amended S-1.

Risk Factors

Before a prospective target business is identified or the initial business combination is consummated, our Sponsor Holdco, sponsor . . ., page 43

2.

We note your response to prior comment 8. Please expand your risk factor disclosure to address the consequences of such change or divestment to the company's ability to consummate an initial business combination, including that any replacement sponsor or management could have difficulty finding a target.

Response: In response to the Staff’s Comment, we have revised the disclosure on page 44 of the Amended S-1.

December 30, 2024

Principal Shareholders, page 131

3.	Please revise the narrative disclosure preceding the table to disclose the percentage of your public units that may be purchased by the non-managing HoldCo investors.

Response: In response to the Staff’s Comment, we have revised the disclosure on page 131 of the Amended S-1.

Exhibits

4.

We refer to the investment management trust agreement filed as Exhibit 10.2. Please revise for consistency with the Nasdaq Listing Rules. More specifically, we note that the form trust account termination letter attached as Exhibit A states that "[o]n the Consummation Date (i) counsel for the Company shall deliver to you written notification that the Business Combination has been consummated, or will be consummated substantially, concurrently with your transfer of funds . . . ." However, Nasdaq Rule IM-5101-2(a) states that "[a]t least 90% of the gross proceeds from the initial public offering . . . must be deposited in a trust account maintained by an independent trustee . . . ." It is unclear how the release of funds earlier than the consummation of the initial business combination would comport with this listing standard.

Response: In response to the Staff’s Comment, we have removed the relevant language and refiled the Exhibit 10.2 of the Amended S-1.

General

5.	Please revise, where appropriate, to describe the exclusive forum provision of each of your amended and restated memorandum and articles of association and your rights agreement, including to describe any risks or other impacts on investors and to address uncertainty about enforceability.

Response: In response to the Staff’s Comment, we have added the relevant risk factors on pages 71-72 of the Amended S-1.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel Arila E. Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

By:	/s/ Bala Padmakumar
Bala Padmakumar

cc:	Arila E. Zhou, Esq.
Robinson & Cole LLP